Filed by Rotor Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rotor Acquisition Corp.

Commission File No.: 001-39897

On September 9, 2021, an interview of Ben Wolff, Chief Executive Officer of Sarcos Corp., with Boardroom Alpha was published at https://www.thestreet.com/boardroomalpha/spac/rot-rotor-acquisition-ben-wolff-sarcos. A hyperlink to the interview was also distributed on September 13, 2021 by Sarcos Corp. via a direct mailing list.

In the below transcript, “B” refers to Ben Wolff and “H” refers to the host.

H: Hey everyone, you know, welcome to the Boardroom Alpha podcast.  Today, we’re delighted to have with us Ben Wolff who is the Co-Founder, Chairman and CEO of Sarcos Robotics. Sarcos is going public via merger with Rotor Acquisition Corp. in a $1.3 billion deal. Ben, we’re excited to talk to you about Sarcos, the transaction, SPACs, anything else that you’d like folks to hear.  So, first off, thank you, thanks for taking the time.

B:  David, thanks for having me today, it’s a real pleasure.

H:  Great, so just to kick it off, why don’t you tell us a little bit about just Sarcos Robotics, what do you guys do? Tell the story.

B: Yeah, thanks.  So, Sarcos Robotics is an industrial robotics company and we’re focused on doing things a little differently. Instead of automating jobs where we replace humans, we augment human workers by giving them robots they can either wear or remotely control to be able to do dangerous and difficult tasks. So, most robotics companies are focused on repetitive tasks. We’re focused on the hundreds of millions of workers around the world that do physically demanding work every day in dynamic or variable environments that can’t be automated.  So, we give one human the ability to do the work of three, four, five or more humans and to do it more safely. So, it’s an entirely different approach to robotics.

H:  Right, and if you haven’t seen the two products, go take a look at Sarcos’ website or investor presentations.  It’s pretty cool.  Have you worn the robots at all?

B:  I have. I’ve used both the wearable exoskeleton robot and I’ve also teleoperated or remotely controlled, the Guardian XT, the remote control version.  And they are amazing!  I’ll tell you, we start using them and it just feels like a natural extension of your body. And that’s part of our secret sauce, it’s making machines things you don’t have to think about when you’re using them, so you can think about the job at hand, instead of managing the robot.

H:  Right, right, super interesting.  So, why is now the right time to shepherd Sarcos into the public markets?  What sort of went into that decision-making process there?

B:  Well, we’re right on the cusp of commercializing our product. So, we are yes, effectively a pre-revenue company.  We haven’t launched our two flagship products yet.  We’ve been working as a company on the R&D behind these technologies for more than 30 years.  So, you know we’ve been around for a long time but we’re on the cusp now of launching our fleet of commercial robots.  And this the perfect time, from a capital raising perspective, to improve our balance sheet so that we have the capital on hand necessary to build the fleet of robots that will go out and do real work in the real world.  When we’re dealing with Fortune 100 customers, they want to know that they’re dealing with a vendor that’s going to be around for a while. You know, that we don’t have financial risk. And so, whether it comes to our partners or our customers, showing that we’ve got financial wherewithal on our balance sheet fundamentally changes the game for us.  And so, that’s why it’s the right time to do this.

H:  Right, and then when you were evaluating the various methods of capital raising, going public, the obvious question, you know – why SPAC versus the more traditional IPO route or even a direct listing?  What were some of the decision factors behind that path?

B:  So, I’ve gone the traditional IPO route. I took a company public, a wireless telecom company called Clearwire.  You know, the thing that strikes me about a business that’s at our stage, where we are effectively kind of a late stage venture firm that’s about to go public, right?  It’s about to launch our commercial products - we can’t tell our future looking story the same way if we did a traditional IPO.  Traditional IPOs, as I learned from my experience, is all about looking in the rearview mirror and saying, alright, what have you done historically and then having investors make decisions about investing in you based on your historical performance.  In a case of a company that’s at our stage, or frankly, some of these other EV companies, or space focused companies, for all of us, our focus is on the future and that’s what investors get excited about.  And you simply can’t tell the story and explain what your future vision is and roadmap the same way unless you’re going the SPAC route. And so, whether the SEC likes it or not, that’s frankly, the way the rules are written today and that’s why you see so many companies that are at our stage doing the SPAC transaction.

H:  Yeah, and then, the draw is to get in early access to maybe, for the public that may not have normal access to call it more VC type of investment, as you said you’re pre-revenue which we’ll get to later.  But it certainly, that makes a lot of sense.

B:  That’s exactly right, David.  Because when you think about it, I’m an investor personally in some venture funds.  And, you know, you tie your money up for ten years, you can’t get liquidity, and you’re investing in a whole wide range of companies by investing in a venture fund.  There’s no way for a typical investor like you or me to participate in the early stage of a company like Sarcos.  And so, going through the SPAC route absolutely opens up a whole new universe of investing opportunities for retail investors.  And that’s what I get excited about.

H: Right, right. You announced the deal in April, I believe.  Obviously, the SPAC market was a little different, even five, six months ago. I’m sure you were courted by several SPACs through your process.  What drove you to Rotor?  Anything specific about the team or their history or the value that they’ve been adding during this process?

B:  You know, the team at Rotor are, some of them, I’ve known them for a long time.  So, there’s clearly an understanding of their credibility and their ethics, and their overall stature in the finance community.  But the two primary people that I work with at Rotor were in, on Wall Street for a lot of years.  One was the former president of Credit Suisse U.S. and the other was the Vice Chairman of Bank of America.  They are really experts at corporate finance.  They’re also really experts at M&A.  And one of the things we’ve talked about, is we think there’s an opportunity, no commitments here, but we think there is an opportunity to roll up other industrial robotics companies that have a similar focus to us.  In other words, not just focused on automation, but focused on human augmentation.  And I think that some decent valuations can still be had even in this market, for companies that have that focus.  So, when I look at both their financing acumen and capital markets acumen, and their M&A experience, I couldn’t ask for better partners.

H:  Right.  Are any of that – is any of that team going to join the board of the pro forma combined company?

B: Yeah, Brian Finn who is the CEO of Rotor and is the former CEO of Credit Suisse U.S. is joining our board.

H:  Great. So let’s shift to the deal a little bit.  Can you talk a little bit about who we can think about as maybe your direct competitors?  It doesn’t seem to be that you have many direct competitors, so how can we, can you think about who your competition is, aside from regular humans or fully automated robots?

B:  Well, that is the conundrum, David, because there really aren’t any competitors.  Nobody else in the world has the class or category of machine that has the general capability set of ours, not to mention the specific capabilities.  So, we really don’t compete with anybody.  What we do have is these huge labor shortages for skilled labor across a wide variety of industries and our customers are telling us on a regular basis, you know, “we need your machines now because we don’t see any other solutions.”  So, I think we’re really uniquely situated from a competitive perspective.  That can be both a blessing and a curse; when there is nothing else out there like what you have.  You have to convince the markets you have to convince the customers that what you have can solve their problem in a different way than they’ve ever thought about.  But, yeah, we have no competition directly.  And even humans aren’t competition because whether you’re an employer, an employee or a labor union, you’ll like the idea of getting more people employed.  And since what we’ve – we think of ourselves as a workforce equalizer.  Some of the jobs that our machines are designed to do, if you weren’t built like a you know, a college football linebacker, you couldn’t do the job.  Your body didn’t have the strength and endurance to do it.  Now, we can take somebody, no matter what, you’re young or old, big or small, male or female, it doesn’t matter. You can do these jobs. So, we’re a workforce equalizer which means more people are able to do more high paying, skilled jobs. And that’s one of the things we get really excited about.

H:  But, yeah, I would definitely be out of the job market for heavy lifting, so (laughter).  So, on that sense, so you come up to the valuation, you know, $1.3 billion.  If I’m an investor, if I and want to buy a share of Sarcos how am I to think about that valuation, given no direct comps from a valuation standpoint and the large runway of financial projections, obviously.  Why is today an attractive entry point for me?

B:  So, I think, the way to look at this is our valuation was, more or less, kind of based on 1.7 times multiple of our projected 2025 adjusted EBIDTA. So, 1.7 times.  So, if you look at some of the other de-SPAC merger transactions that are out there, in fact, look at all of them.

H:  Right.

B:  And if you look at those that are a similar stage to us, meaning commercial product hasn’t launched yet, it’s been in development for a long time, a lot of time and money invested, but it hasn’t launched yet, and it’s a hardware business.  You look at their multiples being kind of anywhere between the 8 and 15 times 2025 projected adjusted EBIDTA.  Why are we so low?  Well, we’re low relative to them today because we acknowledge we didn’t have a committed customer backlog and we haven’t launched our product yet.  And to be candid we’re not in one of these sexy spaces like EVs or flying cars or going to space.  Which seems to attract so much of the retail investor public attention.  So, our whole goal, having been through the public company launch before, my view was, and my shareholders of my board agreed, let’s be more conservative on valuation today for that very reason. To give investors a reason to get in now, before we’ve proven everything out about this business.  Because I tell you, once we’ve proven out everything about this business, we ought to be trading at you know, many, many multiples higher than where we are today. So that’s … why get in now? You’re on the ground floor as we come out and we publicly talk about our wins with customers, our wins with commercializing the project, the products and that they are getting out there in customers’ hands. There is nowhere else to go but up save for kind of the typical rollercoaster that you see in the capital markets generally.

H: Yeah, that’s a great answer and obviously we’ve seen that a little bit.  You spoke like a shareholder, so why don’t we talk about that a little bit.  You obviously mentioned, at least your investor materials … you know 100% equity rollover, you know an earnout structure, you know for some of the founders, and then some pretty strong investors in the PIPE - you mentioned Palantir, Caterpillar, ventures, you know funds management – Blackrock, etc.  How do you envision your long-term shareholder base and some of those you know, bigger names that we’ve seen, strategic investors, in Sarcos for years to come.

B: Well, let me start off by saying, Caterpillar and Schlumberger and Delta Airlines and Microsoft have been great investors in our company when we were private, and obviously some of them are participating in the PIPE. I’ve participated in almost every financing round that we have had personally. Today I’m the largest shareholder in the company and I will continue to be.  I also am participating in the PIPE, along with Palantir and some of the others that you mentioned.  I put my money where my mouth is. You know, I don’t ask investors to invest at a time that I’m not willing to invest myself.  I think that we are, as I talk to long-only investors, obviously in the transaction day, in the SPAC transactions you have a lot of ARB funds.  They get in because they like the optionality. They’re getting their ten bucks back or seeing where the stock is by the time the deal closes, and obviously in this environment most of them are asking for their money back these days. In my view, as I talk to long-only holders, ranging from big funds down to small family offices, I think there is a general view that robotics are going to become a bigger and bigger part of life over time, and if you believe that, and if you believe that robots that can do meaningful work with the upper body, meaning arms and hands that can actually do real work instead of just carrying an item from one place to another, if you really believe that robots are going to do real work, at some point in our future, there is no better company to bet on than Sarcos. And so I think, what we see is a significant level of interest in the long haul, long term investors saying “If anybody is going to win this game it’s going to be Sarcos”.  And while we, while there are risks about the timing, and the take rate by customers, and all those normal risks while you are launching a new product, there is still no better horse to ride if you believe in robotics of the type we are bringing to the market. That’s where I see investor focus today.

H: Great, one more question on the deal before we shift a little bit more on to Sarcos specifically.  You mentioned shareholder redemptions in SPACs. So obviously given the current state of the market, you know, it’s no secret that we’ve seen large redemptions from many of these SPAC mergers.  How are you thinking through those scenarios in terms of future capitalization of the company in the event that you do recognize a substantial amount of redemptions?

B: So we got really lucky, sometimes better be lucky than good in the way that we structured the transaction.

H: Keep those things in mind.

B: We have 276 million sitting in the Rotor trust. We also have 220 million committed in the PIPE, and if you take a look at our investor presentation, we are only targeting about a $140 million required to get our business to cash flow positive, assuming we don’t do any new product R&D.  Which we do talk about a little bit in our presentation about artificial intelligence platform development, but that has a pretty big price tag on it and it doesn’t generate any revenue in the next five years for our business. So if you just look at the revenue projections and the profitability projections, all we need as we sit here today, is about $140 million.  So that means that we are fully funded for our core business with just the PIPE.  So even if we see 100% redemptions, there is no issue.  We’ve taken financing risk completely off the table.   Where would I see us potentially raise more capital in the future? If we had some acquisition opportunity that required capital, maybe that’s something to look at.  But we are never going to be pressed against the wall, at least as I look at the future today for us, where we say we have to go raise more capital, and have a big dilutive event for our investors. So, I couldn’t be happier.  The minimum cash requirement on hand in our merger deal is 200 million. The PIPE obviously covers that with 220 million, so we are in great shape.

H: Right, thank you.  Let’s shift to your revenue model. I think you call it Robots as a Service. First time I’ve heard that.  So, can you describe a little bit about what that looks like, what Robots as a Service means, and how investors can think about that.

B:  Yeah. So first of all, I encourage our customers to think about us as a next generation labor contractor. We are bringing units of labor to their workforce and they pay us just as if we were bringing human beings to the workforce, except these are robots.  So, we say to our customers “Pay us monthly and pay us an amount for the exoskeleton as roughly an equivalent amount to what you’d pay a $25 an hour worker when you’ve got fully burdened G&A and overhead associated with it. So, in this country, the kind of average statistics across most of the blue-collar workforce that I’ve seen is about 100 and 900 and $10,000 a year for one fully burdened, fully allocated $25 an hour worker. So, my exoskeleton $9500 a month, $100,000 a year, roughly the cost of one FTE. Now, what that means, think of it, although we call it Robot as a Service, it’s really kind of a full-service lease. Customers sign up for 1, 2, or 3 years, the more units they have at a single location and for the longer duration, the lower the cost. So, $100,000 a year for 10 or more units in a single location and a 3-year contract. A single unit for just one year, think of it more like $150,000 for that year. So, roughly the cost of one FTE. We service and maintain it - if the machine doesn’t work they don’t have to pay me, just like if an employee doesn’t show up, a contractor doesn’t show up at work, you are not going to pay me for that contractor. So we are trying to make this as pain free and analogous to hiring humans as we can, and I gotta tell you, David, that just resonates with people, whether they are P&L owners, whether that’s a CFO’s office, CEO’s office, it really resonates cause it’s something they can get their head around. For the cost of one employee they are getting the productivity of 3, 4, 5 or more employees, and reducing the risk of on-the-job injuries.

H: What’s the useful life for these machines, how long do they last?

B: We are expecting about 6 years, 6 years or more. So our financial model is all based on 6 years. So when you look at our per unit economics, 1 machine, $100,000 a year, times 6 years of revenue opportunity, is $600,000 revenue, and yet our cost once we get to scale production, we are expecting would cost about $65,000 to make a unit, about $35,000 to refurbish it after 3 years so we’d make it shiny and new looking, and then about $75,000 over that 6 year period for service and maintenance. So we’ve got a $175,000 invested in something that’s going to generate $600,000 of revenue. It generates really robust margins. And because we have no competition, and wages continue to go up, we think we will be able to continue to press on. As long as we are kind of keeping pace with what U.S. wages are doing or our customers’ payroll is doing, we’re going to be in good shape.

H: Right. So let’s talk a little bit about the path forward. Obviously, we spoke earlier that your valuation struck at a 26 number, I think you achieve profitability in 2023. How can you be convinced fully that you are going to reach that path and what is the timeline to commercialization sort of ramping up to look like here.

B: So we had our first alpha demonstrator units out in the field with customers, beginning in early 2020. COVID hit and it put a little bit of a wrinkle in our plan because everybody shut down their operations and closed their facilities to us and others.  We took all of the data though we got from the alpha units. We are baking that into a new turn of the machines, which we call our beta versions. The beta versions will be much closer to a commercial product.  We expect to have our first beta units done by the end of this year.  We will test them internally first and then we will get them into our customers’ hands somewhere around the middle of next year.  That should get us on a good path to get commercial production, low rate initial commercial production, by the end of next year. So that’s what our current timeline looks like.  We don’t expect in our business model to see real scaling of tens, hundreds of thousands of units going to customers until the middle of 2023. That’s all baked into our financial model and our projections.  What I encourage investors to think about is, think about based on the pre-unit economics that we have in our investor presentation, how many units generating kinda the cash flow we projected, do we need to have in the investors’ mind to justify a $1.3 billion valuation. Obviously, at 43,000 units in the field, which is what we are projecting by the end of 2026, if we’re generating $2.5 billion in a year in revenue, and 1.9 billion, or 1.7 billion of EBIDTA put any kind of a reasonable multiple on a high-growth robotics technology company, and you are looking at tens of billions of dollars of value. So what I ask investors to think about is, what target do we actually have to hit in the investors’ mind to achieve and justify a $1.3 billion dollars valuation, and it’s a small fraction, a very small fraction of what we’ve penciled out for the next five years.

H: Right, and you’ve mentioned some of your major partners and investors in the likes of Delta and Boeing. Can you talk about who … will they be customers or will they be potential customers? Who are you targeting as your potential customer base going forward?

B: So, on the first couple years of deployment, we see our opportunities for exoskeletons – the low hanging fruit there if you will – being in manufacturing, warehousing and logistics, and some repair and maintenance activities for infrastructure and for large machinery - things like Caterpillar machines and aircraft. So those are the target industries that we are focused initially for the exoskeleton. On the XT, which is the teleoperated or remote controlled version, the initial focus is on the construction industry and on repair and maintenance of infrastructure – think like big petroleum plants, and things like that, inspecting and repairing pipelines that are elevated, things of that nature – so power generation, big plants and construction. We have lighthouse customers that we have been working with for a number of years in each of those industries to define the product requirements and specifications. So this notme and my engineers just sitting there throwing darts at a board just trying to figure out what the customer wants. We’ve been in the trenches with these customers for years now talking with them about use cases and requirements for what it will take for them to deploy these machines. So we have a pretty high level of confidence that when these machines launch, we’ve got a ready, willing and able customer base ready to start taking them. In fact, we’ve got some customers that literally pound the table and say “I want the machines now,” and of course we’re not quite there yet. So that’s a little frustrating. But I think we have a good path into seeing that our customers want hundreds if not thousands of these machines. When I say that, I’m talking about Fortune 100 and Fortune 250 customers that already employ tens of thousands and hundreds of thousands of people. We do not, to be clear, have committed backlog though, when we think we start -we will start nailing committed backlog when our beta units get into our customers hands and they see what the machines can really do for them on their job site or in their facility.

H: Got it. Understood, and um, Fortune 100 companies would be great lighthouse customers, it sounds like. You mention COVID, and it’s actually interesting, you know, given that you’re augmenting humans - not replacing them - some other work from home trends, or less people in the field if you’d see and in other industries, is COVID in the future of work going forward? How does that affect your business prospects?

B: Well one really interesting opportunity that has been clear is there’s a lot of things that happen in the warehousing logistics and manufacturing sectors where 2 or more humans have to get very close together to lift and manipulate something, um, you think about even just like in an e-commerce warehouse, where they’re lifting and manipulating a piece of home exercise equipment, or, a mattress, or an 80” TV, these are things that all say on the side of the boxes, two person lift, and yet these boxes are not 6 ft long, so by definition, you don’t have people that can socially distance 6 ft, if that item is going to get moved. Well, guess what? With our machine, which cannot either get or transmit COVID, coupled with the human worker, you’re getting the output of a 2, or 3, or 4, or 5 person lift with only having to have one human being. So, yes, COVID has actually accelerated interest in what we’re doing.  Customers that we never heard from before, before COVID, now they’re reaching out to us.  And it’s not just about COVID to be clear David.  It’s also about what happens when the next virus comes along?  It might not be COVID, it might be something else.  And I think so many big companies today are saying we have to be planning for these kinds of events going forward in the future.  And the ability to socially distance is going to be relevant in any kind of transmissible contagious disease.

H:  Got it.  Are you sure you haven’t PCR tested the robots so you don’t know (laughter).  The last thing to me, so you obviously have extensive public company experience, which I think, at least in terms of the SPAC side of the world, should provide investors with some comfort.  Can you talk a little bit about your history at public companies and how you’ll use your experience at Clearwire, Pendrell, through Sarcos as you re-enter the public market as an executive?

B:  Ok, yeah, thanks.  You know, it is a different thing being the CEO of a public company than a private company.  Many more things to balance and many more constituents to focus on.  And I think, unfortunately, we’ve seen some of these de-SPACs that have first time public company management teams get a little caught by surprise about knowing what to say and when to say it, how to be transparent to the market but how to manage expectations and do all of those things that public market investors are very, very sensitive to.  So, I think we’ve seen some footfalls, frankly, along the way that are unfortunate and I think what you get with an experienced leadership team that has been in the public markets before is they, they won’t always get it perfect by any stretch, but I think we’ll minimize some of the unfortunate things that can happen. You know, when I first took Clearwire public, my colleagues and I were on the ground floor of a 4G wireless opportunity and were the first ones across not only the U.S., but seven other countries internationally to deploy the next generation of

4G wireless networks.  And we learned, I learned a ton about that.  I mean, I spent five years with that company and we ultimately sold it to Sprint for $14 billion.  And it was a good outcome for everybody but we saw what it was like to try and run a public company through the great recession, particularly a tech company that was not yet profitable.  Talk about a roller coaster ride.  And, so I think, being an experienced executive that understands that the sky is not always falling, not matter what the markets are saying or doing.  That there’s going to be whiplash, there’s going to be roller coaster rides, there’s going to be ups and downs.  And that the job of a good leadership team is to keep a steady hand on the tiller, and to not panic, and to not freak out, and to be absolutely adamant about being transparent and clear with public investors so that they’re not surprised about what’s going on.  And those are some of the basic principles that I learned from my first two times around and I intend to stick to that here.

H:  Right.  Totally agree and obviously with some of the de-SPACS, a lot of the negativity, I would say, from the investors stems from what they view as non-transparency or frankly, even being lied to often times, you know, from some of these companies.  So, obviously, transparency is key for the investing world.  So as a final word, is there anything else you want to say that you’d like investors to consider about Sarcos?

B:  I think it’s just an incredibly exciting time when we look at new technologies that are being enabled by the same forces that are behind us.  You know, if you take a look at what we do in our business, we have a lot in common with the EV space.  We use electric motors and electric transmissions.  We use small compute power that has massive capability.  We’re using lithium ion batteries to power our machines.  None of this would be possible, if it hadn’t been frankly for all the traction that we saw in technology advancements in the EV space.  Gotta hand it to Elon Musk and Tesla for that.  And also, kind of in the smartphone space, and what we’re seeing with the amount of compute power and very small size, weight and power for low cost.  All of that has conspired together in a very positive way to make machines that we’re bringing to market possible today that we couldn’t have done five years ago.  And so, I think it’s a super exciting time and again, as I said before, if you believe robotics are going to play a role in the industrial environment in the future and you understand that automation can’t do everything, because we humans, we have the ability to make quick decisions with limited information and that’s what’s needed in a lot of environments.  I encourage you to look at us and look at what we do, read our risk factors, understand the challenges and the businesses, or the opportunities in the business. But, ultimately, I think we’re in for a great opportunity in front of us that’s second to none.  So, I’m more excited about this business than any business I’ve ever been involved in.

H:  It certainly sounds exciting.  Really appreciate you taking the time, Ben.  I believe the shareholder vote is next week?

B: 15th.

H:  So, September 15th, look out for that.  And look out for Sarcos in the public markets and their exciting journey ahead.  So, Ben, thank you again, for taking the time.

B:  Thank you, David, appreciate it.

Additional Information

In connection with the potential business combination (the “Potential Business Combination”) between Rotor Acquisition Corp. (“Rotor”) and Sarcos Corp. (“Sarcos”), Rotor has filed with the U.S. Securities and Exchange Commission (“SEC”) a definitive proxy statement on August 6, 2021 (as further supplemented by the supplement to the definitive proxy statement filed on August 30, 2021, the “proxy statement”). This communication does not contain all the information that should be considered concerning the Potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Potential Business Combination. Rotor’s shareholders and other interested persons are advised to read the proxy statement and other documents filed in connection with the Potential Business Combination, as these materials will contain important information about Rotor, Sarcos and the Potential Business Combination.  The proxy statement and other relevant materials for the Potential Business Combination were mailed to shareholders of Rotor as of August 2, 2021, the record date established for voting on the Potential Business Combination. Shareholders will also be able to obtain copies of the proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Rotor Acquisition Corp. 405 Lexington Avenue, New York, New York 10174.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Rotor and its directors and executive officers may be deemed participants in the solicitation of proxies from Rotor’s shareholders with respect to the Potential Business Combination. A list of the names of those directors and executive officers and a description of their interests in Rotor is contained in the proxy statement, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Rotor Acquisition Corp. 405 Lexington Avenue,  New York, New York 10174. Additional information regarding the interests of such participants is contained in the proxy statement.

Sarcos and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Rotor in connection with the Potential Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Potential Business Combination are included in the proxy statement.

Forward-Looking Statements

All statements in this communication other than statements of historical fact, including, but not limited to, statements regarding Sarcos’ future operating results, financial position, business strategy, addressable market, anticipated benefits of its technologies, and plans and objectives for future operations and offerings are “forward-looking statements” and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “should,” “could,” “potential,” “projection,” “forecast,” “plan,” “trend,” “assumption,” “opportunity,” “predict,” “seek,” “target,” or similar terminology, although not all forward-looking statements contain these identifying terms. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of Sarcos’ strategy, and expectations related to the terms and timing of the transaction. These forward-looking statements are based upon Sarcos management’s current expectations, assumptions and estimates as of the date of this communication and are not guarantees of future results or the timing thereof. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, assurance, prediction or definitive statement of fact or probability. Actual results may differ materially from those contemplated in these statements due to a variety of risks and uncertainties, including, but not limited to, risks and uncertainties related to the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination, and the failure to realize the anticipated benefits of the Potential Business Combination; Sarcos’ ability to execute on its business strategy, ability to attract and retain customers, ability to develop new products and services and enhance existing products and services, ability to respond rapidly to emerging technology trends, ability to compete effectively and ability to manage growth; the duration and global impact of COVID-19; the number of redemption requests made by Rotor’s public stockholders and the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the Potential Business Combination or in the future; other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the proxy statement and other documents of Rotor filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Rotor nor Sarcos presently know of that Rotor and Sarcos currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Rotor’s and Sarcos’ expectations, plans or forecasts of future events and views as of the date of this communication. Rotor and Sarcos anticipate that subsequent events and developments will cause Rotor’s and Sarcos’ assessments to change.